December 15, 2014

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:     Allegion Public Limited Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 10, 2014
File No. 1-35971

Dear Mr. Spirgel:

This is in response to your letter dated December 1, 2014 relating to the Allegion plc's (the Company’s) annual report on Form 10-K for the fiscal year ended December 31, 2013.

For your convenience, we have set forth the staff’s comments below followed by our responses.

Form 10-K for the fiscal year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Review of Business Segments, page 34

1.
We note your discussion of segment operating margins. Since segment operating income is the measure of profit and loss that your operating decision maker uses to evaluate the financial performance of the business and as the basis for resource allocation, performance reviews, and compensation, please discuss segment operating income by segment. Also include in each segment discussion a complete discussion of the reconciling items that apply to the particular segment. In this regard, see Financial Reporting Codification section 501.06.a, footnote 28. Also include similar disclosures in your Form 10-Q.

Below is a sample disclosure for our Americas segment for the year ended December 31, 2013 that is indicative of what we will disclose in future filings. The underlined section is our additional discussion on operating income. We will include a similar disclosure for our two additional operating segments. There were no reconciling items for the Americas segment operating income for the year ended December 31, 2013, and the only reconciling item for the other operating segments for the year ended December 31, 2013 was a $137.6 million goodwill impairment charge in our Europe, Middle East, India and Africa segment (EMEIA), as disclosed on page 36 of the 10-K.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2013	% change	2012	% change	2011
Net revenues	$1,514.7	2.9%	$1,471.9	5.0%	$1,402.2
Segment operating income	390.0	3.4%	377.2	8.5%	347.8
Segment operating margin	25.7%		25.6%		24.8%
2013 vs 2012
Net revenues for the year ended December 31, 2013 increased by 2.9%, or $42.8 million, compared to the same period in 2012 due to the following:

Pricing	2.1%
Volume/product mix	3.9%
Impact of consolidated joint venture order flow change	(1.8)%
Currency exchange rates/other	(1.3)%
Total	2.9%

Segment operating income for the year ended December 31, 2013 increased $12.8 million from 2012. The increase was primarily due to an increase in volume and mix ($18.6 million) and pricing movements in excess of material inflation ($20.5 million) partially offset by incremental investment spending ($7.7 million), other inflation in excess of productivity ($12.0 million) and unfavorable currency impacts ($6.6 million).

Segment operating margin for the year ended December 31, 2013 improved to 25.7% from 25.6% compared to the same period of 2012. The increase was primarily due to favorable volume leverage (0.6%), pricing movements in excess of material inflation (0.8%) partially offset by unfavorable product/channel mix (0.4%), incremental investment spending (0.5%), other inflation in excess of productivity (0.2%) and unfavorable currency impacts (0.2%).

Notes to the Combined and Consolidated Financial Statements

Note 6 Goodwill, page F-14

2.
Tell us your rationale for concluding that the renegotiation of a significant joint venture contract within your Asia Pacific - Other reporting unit and the movement of the related product line to your Americas segment in the third quarter of 2013 were not considered triggering events at the time for purposes of the goodwill impairment test. We note that you waited until the fourth quarter to perform an impairment test. Tell us if the transferred goodwill would have been impaired if the test had been performed at an earlier date.

In Amendment No. 4 to the Company's Form 10 filed on November 12, 2013, the Company disclosed that it performed in the third quarter of 2013 an interim goodwill impairment test as a result of the renegotiation of the significant joint venture contract and the movement of the related product line. The interim impairment test indicated that the fair value of the reporting unit exceeded the carrying value. Below is the disclosure included in the "Critical Accounting Policies" on page 69 of Amendment 4 to the Form 10:

During 2013, we renegotiated a significant joint venture contract within our Asia Pacific - Other reporting unit and moved the related product line to our Americas segment. As a result of these business changes, we completed the first step of the two-step impairment test. The results of our third quarter 2013 impairment test indicated that the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was less than 15%. This reporting unit has goodwill of approximately $57 million.
Our Asia Pacific - Other reporting unit exceeded its carrying value by 5.0% as of July 1, 2013. We have provided below key assumptions and a sensitivity analysis. Under the income approach we assumed a weighted average discount rate of 13.0%, near term growth rates ranging from 3.4% to 13.9% and a terminal growth rate of 4.0%. Under the market approach, we assumed a weighted average implied multiple of 0.8 and 9.3 times projected 2012 revenue and earnings before interest, taxes, depreciation and amortization (EBITDA), respectively, based on industry market data. Holding other assumptions constant, a 1.0% increase in the discount rate would result in a $8.0 million decrease in the estimated fair value of the reporting unit, a 1.0% decrease in the long-term growth rate would result in a $6.0 million decrease in the estimated fair value of the reporting unit and a 5.0% decrease in the selected market multiples would result in a $4.0 million decrease in the estimated fair value of the reporting unit. Each of these scenarios individually would result in the reporting unit failing step 1, which would lead to any or all of the reporting unit's $57 million of goodwill to be impaired.
We acknowledged that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please contact me at 317-810-3372.

Sincerely,

/s/ Patrick S. Shannon

Patrick S. Shannon
Senior Vice President and Chief Financial Officer